February 29, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street NE
Washington, D.C. 20549

Attn:	Jenny O’Shanick
Erin Purnell

Re:	Vast Renewables Limited
Draft Registration Statement on Form F-1
Submitted January 19, 2024
CIK No. 0001964630

Ladies and Gentlemen:

On behalf of our client, Vast Renewables Limited, an Australian public company limited by shares (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced draft registration statement on Form F-1 submitted on January 19, 2024 (the “DRS”), contained in the Staff’s letter dated February 7, 2024 (the “Comment Letter”).

The Company has publicly filed via EDGAR its registration statement on Form F-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form F-1

Cover Page

1.	We note your disclosure that you are registering 46,036,985 ordinary shares in your secondary offering. This appears inconsistent with your disclosures in clauses (i) through (iii), (v) and (vii) in paragraph 2 that you are registering 46,034,975 ordinary shares. Please advise or revise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the Cover Page of the Registration Statement to reflect that 46,034,975 Ordinary Shares will be registered for resale. The Company has made conforming changes where necessary throughout the Registration Statement.

United States Securities and Exchange Commission
February 29, 2024

2.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the Cover Page of the Registration Statement to disclose the price that the selling securityholders paid, or would pay, for their respective securities.

Risk Factors

Certain of the Selling Securityholders acquired their Ordinary Shares at a price that is less than the market price..., page 54

3.	Please revise this risk factor to disclose the purchase price of each of the securities being registered for resale. Further, please disclose that the current trading price of your ordinary shares is significantly below the SPAC IPO price.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 53-55 and 60-62 of the Registration Statement to disclose (i) the purchase price of each of the securities being offered for resale and (ii) that the current trading price of our ordinary shares is significantly below the SPAC IPO price.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 124

4.	We note your disclosure on the cover page that the likelihood that holders determine to exercise their warrants, and therefore the amount of cash proceeds that you would receive, is dependent upon the market price of your ordinary shares. Provide similar disclosure in the MD&A section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 128-132 of the Registration Statement.

5.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the ordinary shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 128-132 of the Registration Statement

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United States Securities and Exchange Commission

February 29, 2024

General

6.	Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that each selling securityholder acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Please also disclose the potential profit the selling securityholders will earn based on the current trading price.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 53-55, 60-62, 174 and 177-179 of the Registration Statement to (i) highlight any differences in the current trading price, the prices that each selling securityholder acquired their shares and warrants and the price that the public securityholders acquired their shares and warrants and (ii) disclose the potential profit the selling securityholders will earn based on the current trading price.

7.	Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

•	You state on page 117 that the Doosan Pre-Works Agreement terminates on the earlier of December 31, 2023 or upon the execution of a supply contract.

•	You state on page 117 that you agreed to negotiate a purchase agreement with Cockerill Renewable no later than December 31, 2023.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 121 of the Registration Statement and elsewhere to update outdated disclosures and correct inconsistencies.

* * *

Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc: Alec Waugh, Vast Renewables Limited

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